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August 22, 2006

Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Carol Stacey
Fax: 202-772-9213

Re: Allships Ltd.

Dear Ms. Stacey:

This office acts as United States counsel to Allships Ltd. (Formerly Omninet International Ltd.) (the "Company"), a foreign private issuer incorporated under the laws of Bermuda that is a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company files annual reports on Form 20-F and has a fiscal year ending February 28 (February 29 during a leap year). The Company is a shell company as defined in Rule 12b-2 of the Exchange Act. Eight affiliated entities (the "Selling Shareholders") currently own approximately 89.5% of the Company's issued and outstanding common shares (the "Selling Shareholder Shares"). The Selling Shareholders are contemplating selling the Selling Shareholder Shares to an unaffiliated third party.

On August 30, 2005, the Company filed its annual report and unaudited financial statements for the fiscal year ending February 28, 2005. The Company's annual report was filed without audited financial statements based on the Company's belief that it was at the time entitled to the exemption provided by Rule 3-11 of Regulation S-X. In connection with the proposed sale of the Selling Shareholder Shares, the Company's independent auditors (the "Auditors") have recently completed the audit of the Company's financial statements for the fiscal year ended February 28, 2005, together with the Company's financial statements for the fiscal year ended February 28, 2006. The Company expects to receive an audit opinion letter covering the 2005 and 2006 fiscal years prior to the Company's filing deadline for its 2006 annual report. In connection with the audit of the Company's financial statements for these periods, the Company has restated its financial statements previously issued for the year ended February 29, 2004 and changed certain of the financial data relating to the year ended February 28, 2005 from that included in the Company's 2005 annual report. Accordingly, the Company

intends to file its annual report on Form 20-F for the period ending February 28, 2006 not later than August 31, 2006, containing the following:

- Selected financial data for the two years ended February 28, 2006 and restated selected financial data for the three years ended February 29, 2004;
- Balance sheet data as of February 28, 2005 and 2006;
- Statement of loss for the two years ended February 28, 2006 and restated statement of loss for the year ended February 29, 2004;
- Statement of stockholders' equity for the two years ended February 28, 2006 and restated statement of stockholders' equity for the year ended February 29, 2004;
- Statement of cash flow for the two years ended February 28, 2006 and restated statement of cash flows for the year ended February 29, 2004; and
- Report of Independent Registered Public Accountants for the two years ended February 28, 2006 (balance sheets) and for the three years ended February 28, 2006 (statement of loss, stockholder' equity and cash flows).

The Company believes that the filing of a single annual report for the period ending February 28, 2006 that contains audited financial data for the fiscals year ended February 29, 2004 and February 28, 2005 and 2006 is the most effective method of providing shareholders with the Company's comprehensive financial results during the relevant periods. Because of the additional work required of the Company's independent auditors to prepare an amended annual report for the fiscal year ending February 28, 2005, such an amended report would necessarily be filed after the filing of the 2006 annual report, which the Company believes may be confusing and misleading to shareholders.

Accordingly, the Company requests the Commission's confirmation that by filing a timely annual report on Form 20-F for the fiscal year ending February 28, 2006 including the information set forth above, the Company will be deemed to be current in its Exchange Act reporting requirements for fiscal year 2005.

Please do not hesitate to contact the undersigned with any questions regarding this matter.

Sincerely,

Edward S. Horton

SK 23113 0001 697094
8/23/06